GREENPOINT MORTGAGE FUNDING, INC.

SERVICER COMPLIANCE STATEMENT

LXS 2007-9

I, Michael Gathright. an authorized officer of GreenPoint Mortgage Funding, Inc. (the "Servicer"), certify that:

1.     A review of the Servicer's activities during the period from and including January 1. 2007 through and including December 31, 2007 (or applicable portion thereof) and of the Servicer's performance under the applicable servicing agreement has been made under my supervision.

2.    To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout such period.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement.

Date:  February 29, 2008

/s/ Michael Gathright
Michael Gathright
Senior Vice President, Loan Administration